Exhibit XIII

INSTITUTION ACCESSION LETTER – PROGRAM
October 29, 2020
To:      Nordic Investment Bank.
Dear Ladies and Gentlemen,
Nordic Investment Bank (the “Issuer”)
Medium-Term Note Program, Series D

We refer to the Selling Agency Agreement dated as of May 22, 2007 entered into in respect of the above Medium-Term Note Program (the “Program”) and made between the Issuer and the Agents and Purchasers party thereto (as amended from time to time, the “Selling Agency Agreement”).
1.            Conditions Precedent

(a)	We confirm that we are in receipt of the documents referenced below:
(i)            a copy of the Selling Agency Agreement, and
(ii)          a copy of all documents referred to in the Selling Agency Agreement that we have requested;
(b)	and have found them to our satisfaction.
2.            For the purposes of the Selling Agency Agreement, our notice details are as follows:

Citigroup Global Markets Europe AG
Reuterweg 16
60323 Frankfurt am Main
Germany
Tel:	+ 33 1 7075 5014
Email:	mtndesk@citi.com
Attention:	MTN Desk
3.            In consideration of the appointment by the Issuer of us as an Agent and/or Purchaser under the Selling Agency Agreement, we hereby undertake, for the benefit of the Issuer and each of the other Agents and Purchasers, that we will perform and comply with all the duties and obligations expressed to be assumed by an Agent or Purchaser under the Selling Agency Agreement.
4.            This letter is governed by, and shall be construed in accordance with, the laws of the State of New York.
Yours faithfully,

Citigroup Global Markets Europe AG

By:	/s/ Julia Bardin

Name: Julia Bardin

Title: Delegated Signatory

By:	/s/ Camille McGleenan

Name: Camille McGleenan

Title: Delegated Signatory

cc:	Citibank, N.A.	(Fiscal Agent)
cc:	Citigroup Global Markets Inc.	(Agent and Purchaser)
cc:	Goldman Sachs & Co. LLC	(Agent and Purchaser)